MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2009 and for the six months then ended and related notes included in this Report of Foreign Private Issuer on Form 6-K and (2) our Consolidated Financial Statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2008 and the other information contained in that Annual Report, particularly the information under the caption “Item 5. Operating and Financial Review and Prospects”. Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and its interpretations as issued by the International Accounting Standards Board ("IASB"). Our Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB sentence.

We are including segment information in our financial statements according to IFRS 8. Based on our organizational structure, including internal reports in order to evaluate performance and allocate resources reviewed by our chief operating decision makers, the nature of the products and services that we provide, and the marketing channels of our sales, the Company presents three reportable segments: Supermarkets, Non-Food Retail and Wholesale (“Non-Food") and Real Estate. Secondary information on a geographical basis is not required since all our activities are located in Israel in one geographical segment.

Our three operating segments consist of the following:
(1)
Supermarkets – We are the second largest food retailer in the State of Israel. We engaged through our fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of June 30, 2009, we owned and operated 200 supermarkets in this segment. This segment also includes properties owned through our 78% held subsidiary, Blue Square Real Estate (“BSRE”), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-Food Retail and Wholesale - we engaged through our 85% held subsidiary, Bee Group Retail Ltd. ("Bee Group"), in non-food retail and wholesale activities. As of June 30, 2009, Bee Group consisted of 260 non-supermarkets outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors.

(3)
Real Estate – we engaged through our subsidiary BSRE in commercial centers, office buildings and logistics centers owned by the Company for the purpose of deriving long-term yield from lease, and land held for long-term capital appreciation.

Key Figures

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Changes	Convenience translation(a) Six Months Ended June 30, 2009	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Changes
	NIS in millions			U.S. dollars	NIS in millions
Sales	3,608.7	3,739.6	-3.5%	920.8	1,844.0	1,918.4	-3.9%

Gross profit	1,004.8	1,031.1	-2.6%	256.4	501.7	527.5	-4.9%
% Gross profit	27.8%	27.6%	0.2%	N.A.	27.2%	27.5%	-0.3%

Operating profit *	120.9	161.0	-24.9%	30.8	60.7	83.5	-27.3%
%Operating profit *	3.3%	4.3%	-1.0%	N.A.	3.3%	4.4%	-1.1%

EBITDA	206.2	235.1	-12.3%	52.6	103.6	122.6	-15.5%
EBITDA margin from sales	5.7%	6.3%	-0.6%	N.A.	5.6%	6.4%	-0.8%

Financial expenses	47.2	48.4	-2.5%	12.0	35.2	40.2	-12.4%
Net income	49.9	102.3	-51.2%	12.7	17.5	37.2	-53.0%

*	before other gains and losses and net from adjustment of investment property to the fair value

Overview of Our Activities During the First Six Months of 2009
•
Our operating profit margin declined in the six and three months ended June 30, 2009, compared to the six and three months ended June 30, 2008 due to the macro-economic conditions in Israel, reflected by increased competition and the influence of the recession in the segments of Supermarkets and Non-Food Retail and Wholesale. In addition, the launch of “Mega Bool”, a hard discount ("HD") chain, at the end of 2008, eroded our sales prices.

•	During this period, to meet competition and increase our market share, we continued the implementation of the strategic plan in the Supermarkets segment that includes:
o	A successful launch and the expansion of the "Mega Bool" chain.
o	The launch of a private brand "Mega" and expansion of the categories in the private brand "Mega", which constituted over 3.5% of total sales in June 2009.

RESULTS OF BLUE SQUARE - ISRAEL

Six Months Ended June 30, 2009 Compared To Six Months Ended June 30, 2008

Revenues for the first half of 2009 decreased by 3.5% to NIS 3,608.7 million (U.S.(A) $920.8 million), compared to NIS 3,739.6 million in the corresponding period of 2008. The decrease was due to a 4.3% decrease in the Supermarkets segment, mainly due to a decrease in supermarket same store sales (SSS), offset by the net addition of ten new supermarkets during the twelve month period.  This decrease was partially offset by a 6.8% increase in our Non-Food segment, mainly due to increased sales in Naaman Porcelain Ltd. ("Naaman"), Bee Group's 66.85% subsidiary.  For more information, please see "Segment Information Analysis" below.

Gross Profit for the first half of 2009 amounted to NIS 1,004.8 million (U.S. $256.4 million) (27.8% of revenues) compared to gross profit of NIS 1,031.1 million (27.6% of revenues) in the first half of 2008.  The increase in the gross profit margin was due to an increase in sales in our Non- Food segment which is characterized by higher gross profit margins than those in the Supermarkets segment. In addition, gross margin increased in the Supermarkets segment from improved supplier agreements, part of which relate to the establishment of the "Mega Bool" chain, which offset the effect of the anticipated erosion in the gross profitability due to the establishment of the "Mega Bool" chain.

Selling, General, and Administrative Expenses for the first half of 2009 increased by 1.6% to NIS 884.0 million (U.S. $225.6 million) (24.5% of revenues) compared to NIS 870.1 million (23.3% of revenues) in the corresponding period in 2008. The increase reflects increased expenses associated with the opening of ten new supermarkets in the Supermarkets segment, including the expenses associated with the accelerated opening of six branches of the Eden Teva Market format during the last twelve months and expenses associated with the launch of the Mega Bool format. Concurrently, we implemented several measures to increase efficiency, which resulted in a relative decrease in the usual increase in expenses as a result of opening new supermarkets.

Operating Income (before income and other expenses and increase in fair value of real estate) in the first half of 2009 decreased to NIS 120.9 million (U.S $30.8 million) (3.3% of revenues) compared to operating income of NIS 161.0 million (4.3% of revenues) in the corresponding period in 2008. The decrease in operating income was due to a decrease in sales and an increase in selling and administrative expenses, mainly from the accelerated opening of supermarkets (pre-operating costs and their negative contribution in the initial operating period) and costs associated with the establishment of the "Mega Bool" chain.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) (B): In the first half of 2009, EBITDA was NIS 206.2 million (U.S. $ 52.6 million) (5.7 % of revenues), compared to NIS 235.1 million (6.3% of revenues) in the corresponding period of last year.

Changes In Fair Value Of Investment Property (net): In the first half of 2009, the Real Estate segment recorded gain from adjustment of investment property to fair value in the amount of NIS 1.7 million (U.S $0.4 million) compared to NIS 18.0 million in the corresponding period of the previous year.

Other Income Expenses (net): In the first half of 2009, we recorded other expenses, net of NIS 0.6 million (U.S. $ 0.2 million), compared to other expenses, net of NIS 1.8 million in the corresponding period of the previous year. The other expenses in this period included a provision for impairment of property and equipment in the Bee Group's Dr. Baby stores, which suffered from continuing operating losses and fierce competition, in the amount of NIS 2.8 million (U.S $ 0.7 million) and were offset by a capital gain of NIS 0.3 million (U.S $ 0.1 million) from the sale of 1.5% of the outstanding shares of BSRE for NIS 10.1 million (U.S $2.6 million) and from a capital gain of NIS 2.8 million (U.S $ 0.7 million)  from the purchase of 8% of Naaman's outstanding shares that were held by the minority.

Operating Income before financing in the first half of 2009 decreased to NIS 122.0 million (U.S. $31.1 million) (3.4% of revenues) compared to operating income of NIS 177.2 million (4.7% of revenues) in the first half of 2008. The decrease in operating income before financing was due to the decrease in operating income before adjustment of investment property to fair value and other income expenses, as mentioned above, and from the decrease in gains from adjustment of investment property to fair value  and the increase in selling and administrative expenses, discussed above.

Financial Expenses (net) for the first half of 2009 decreased to NIS 47.2 million (U.S. $12 million) compared to financial expenses (net) of NIS 48.4 million in the corresponding period of the previous year. The decrease in financial expenses in the first half of this year compared to the corresponding period last year was mainly due to the effect of the change in the fair value of hedging transactions on the CPI index that were effected in the fourth quarter of 2008 and the change in the fair value of derivative financial instruments that contributed in the first half of 2009 to income in the amount of NIS 24.0 million (U.S $6.1 million) compared to an expense of NIS 11.1 million in the corresponding period last year and from a decrease in financial expenses on debentures and CPI linked loans, of NIS 9.1 million (U.S $ 2.3 million) in the first half of 2009 compared to the corresponding period last year (increase in the known index in the first half of 2009 amounted to 1.1% compared to 2.8% in the corresponding period last year). The decrease in financial expenses was offset by an increase in the fair value of the conversion option of the Company's convertible debentures (following the increase in our share price) which contributed in the first half of 2009 to an expense of NIS 13.1 million (U.S $3.3 million) compared to income in the amount of NIS 24.7 million in the corresponding period last year.

Taxes on Income for the first half of 2009 were NIS 24.8 million (U.S. $6.3 million) (33.2% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 26.5 million (effective tax rate of 20.6% compared to a statutory tax rate of 27%) in the corresponding half last year. The increase in the effective tax rate in the first half of 2009 compared to the corresponding period last year was mainly due to recording financial expenses from revaluation of the conversion component in our convertible debentures and to losses from the Bee Group's Dr. Baby stores for which no deferred taxes were recorded due to the uncertainty of their offset in the future.

Pursuant to  the Israeli Law for Economic Efficiency (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 – 2009, adopted by the Israeli Parliament (Knesset) on July 14, 2009, the corporate tax rate is to gradually decrease to 18% for the 2016 tax year and onward.

The implications of the change in the tax rate will be reflected in the results of the third quarter of 2009 by a decrease in deferred tax liability and recognition of income from taxes in the amount of NIS 20.3 million (U.S $ 5.4 million), out of which the portion attributed to our shareholders is NIS 15.2 million (U.S $ 4.0 million).

Net Income for the first half of 2009 decreased to NIS 49.9 million (U.S. $12.7 million) compared to net income of NIS 102.3 million in the first half of 2008. The decrease in the net income in the first half of 2009 compared to the corresponding period last year was due to a decrease in operating income, a decrease in gain from adjustment of investment property to fair value and an increase in income tax expenses, as mentioned above. The net income for the first half of 2009, attributable to shareholders, was NIS 39.6 million (U.S. $10.1 million), or NIS 0.91 per ADS (U.S. $0.23), while the portion attributable to the share of minority interests was NIS 10.3 million (U.S. $2.6 million).

Results for the Second Quarter of 2009

Revenues for the second quarter of 2009 decreased by 3.9 % to NIS 1,844 million (U.S$470.5 million), compared to NIS 1,918.4 million in the corresponding quarter of 2008.  The decrease was due to a 3.8% decrease in the Supermarkets segment, mainly due to a decrease in supermarket same store sales (SSS), offset by the net addition of ten new supermarkets during the twelve month period. The decrease in Company revenues was also due to a decrease of 6.3% in our Non-Food segment, mainly due to the timing of Passover as explained on page 10. For more information, please see "Segment Information Analysis" below.

Gross Profit for the second quarter of 2009 amounted to NIS 501.7 million (U.S. $128 million) (27.2% of revenues) compared to gross profit of NIS 527.5 million (27.5% of revenues) in the corresponding quarter of 2008. The decrease in the gross profit and gross profit margin was mainly due to a decrease in sales in our Supermarkets segment, that have relatively higher gross profit margins (in our "Mega" and "Mega In Town" format) and an increase in the volume of sales at our HD formats which were mitigated by improved supplier agreements and discounts and the contribution of the private brand of "Mega" which as of June 30, 2009 constituted over 3% of our total sales.

Selling, General, and Administrative Expenses for the second quarter of 2009 decreased by 0.7% to NIS 441 million (U.S. $112.5 million) (23.9% of revenues) compared to NIS 444.0 million (23.1% of revenues) in the corresponding quarter. The decrease was due to the effect of efficiency measures that we implemented in the Supermarkets segment during the quarter, which is mitigated by increased expenses associated with the opening of ten new supermarkets during the last year, including the expenses associated with the accelerated opening of six supermarkets of the Eden Teva Market format and an increase in selling expenses due to the increase in sales of our private "Mega" brand products.

Operating Income (before other income and expenses and increase in the fair value of real estate) in the second quarter of 2009 decreased by 27.3% to NIS 60.7 million (U.S $ 15.5 million) (3.3% of revenues) compared to the operating income of NIS 83.5 million (4.4% of revenues) in the corresponding period.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): In the second quarter of 2009, EBITDA was NIS 103.6 million (U.S. $ 26.4 million) (5.6 % of revenues) compared to NIS 122.6 million (6.4% of revenues) in the corresponding period of last year.

Changes of Investment Property: During the second quarter of 2009, the Company recorded gain from adjustment of investment property to fair value amounted to NIS 1.7 million (U.S $ 0.4 million) compared to NIS 5.2 million in the corresponding quarter of the previous year.

Other Income Expenses, Net: In the second quarter of 2009, the Company recorded other expenses, net of NIS 2.8 million (U.S. $ 0.7 million), compared to other expenses of NIS 0.6 million in the corresponding quarter of the previous year. The expenses in the second quarter of 2009 included a provision for impairment of property and equipment in our Bee Group's Dr. Baby stores which suffered from continuing operating losses and fierce competition in the amount of NIS 2.8 million (U.S. $0.7 million) and were offset by a capital gain in the amount of NIS 0.3 million (U.S. $0.1 million) from the sale of 1.5% of the outstanding shares of BSRE for NIS 10.1 million (U.S. $2.6 million).

Operating Income before financing in the second quarter of 2009 was NIS 59.6 million (U.S. $ 15.2 million) (3.2% of revenues) compared to operating income of NIS 88.2 million (4.6% of revenues) in the second quarter of 2008 and compared to NIS 62.3 million (3.5% of revenues) in the first quarter of 2009.

Financial Expenses (net) for the second quarter of 2009 decreased by 12.4% to NIS 35.2 million (U.S. $9 million) compared to financial expenses (net) of NIS 40.2 million in the corresponding quarter of the previous year. The decrease in financial expenses in this quarter compared to the corresponding quarter last year was mainly due to the effect of the change in the fair value of hedging transactions on the CPI index and derivative financial instruments that contributed in the current quarter to income in the amount of NIS 14.9 million (U.S $3.8 million) compared to an expense of NIS 1.9 million in the corresponding quarter in 2008 and from a decrease in financial expenses on debentures and CPI linked loans, of NIS 5.6 million (U.S $ 1.4 million) in this quarter compared to the corresponding quarter in 2008. The decrease in the financial expenses was offset mainly by the effect of the change in the fair value of the conversion option of the Company's convertible debentures (following the increase in the company’s share price) which contributed in the current quarter to an expense of NIS 9.8 million (U.S $ 2.5 million) compared to income in the amount of NIS 3.8 million in the corresponding quarter last year.

Taxes on Income for the second quarter of 2009 were NIS 6.9 million (U.S. $1.8 million) (28.2% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 10.7 million (effective tax rate of 22.2% compared to a statutory tax rate of 27%) in the corresponding quarter last year. The increase in the effective tax rate in this quarter compared to the corresponding quarter last year was mainly due to recording financial expenses from revaluation of the conversion component in our convertible debentures and from losses of Bee Group's Dr. Baby stores, for which no deferred taxes were recorded.

Net Income for the second quarter of 2009 decreased by 53.0% to NIS 17.5 million (U.S. $4.5 million) compared to net income of NIS 37.2 million in the second quarter of 2008. The decrease in the net income in this quarter compared to the corresponding quarter last year was due to the decrease in operating income and increase in income tax expenses, as mentioned above. The net income for the second quarter of  2009 attributable to our shareholders, was NIS 13.1 million (U.S. $3.3 million), or NIS 0.3 per ADS (U.S. $ 0.08), while the portion attributable to the share of minority interests was NIS 4.4 million (U.S. $1.1 million).

Segment Information Analysis

Segment Information Analysis for the first six months of 2009

Supermarkets Segment

	Six months			Convenience
	Ended June 30			translation
	2009	2008	Change %	2009
	NIS in thousands			U.S. dollars

Segment Revenues	3,358,964	3,508,507	-4.3%	857,097

Segment profit	101,546	149,876	-32.2%	25,911
Segment profit as a percentage of segment revenues	3.0%	4.3%	-1.2%	3.0%

	For the six months ended June 30		Convenience translation(a) for the six months ended June 30
	2009	2008	2009
	NIS	NIS	U.S.$
	(Unaudited)

Increase (decrease) in same store sales*	(6.8)%	4.4%	NA

Number of stores at end of period	200	190	NA
Stores opened during the period	7	5	NA
Stores closed during the period	1	-	NA

Total square meters at end of period	362,300	350,200	NA
Square meters added during the period, net	7,900	7,000	NA

Sales per square meter	9,366	10,142	2,390

Sales per employee (in thousands)	484	479	123
* Compared with the same period in the prior fiscal year.

Revenues for the Supermarkets segment for the first half of 2009 decreased by 4.3% to NIS 3,359.0 million (U.S. $857.1 million), compared to NIS 3,508.5 million in the corresponding period of 2008. The decrease was mainly due to a 6.8% decrease in Supermarket same store sales (SSS) as a result of the recession in the market, increased competition and erosion of the sales prices in HD chains. This decrease in sales was offset by the net addition of ten new supermarkets during the 12-month period of approximately 12,100 square meters.

Profit for the Supermarkets segment in the first half of 2009 decreased by 32.5% to NIS 101.1 million (U.S $ 25.8 million) (3.0% of segment revenues) compared to the segment profit of NIS 149.9 million (4.3% of segment revenues) in the corresponding quarter last year. The decrease in the segment profit was due to a decrease in sales and increase in the selling and administrative expenses, mainly from accelerated opening of supermarkets (pre-operating costs and their negative contribution in the initial operating period) and costs associated with the establishment of the "Mega Bool" format.

Non Food Retail and Wholesale Segment
	Six months			Convenience
	Ended June 30%			translation
	2009	2008	Change	2009
	NIS in thousands			U.S. dollars
Segment Revenues	270,259	252,939	6.8%	68,961
Segment profit	17,936	20,444	-12.3%	4,577
Segment profit as a percentage of segment revenues	6.6%	8.1%	-1.4%	6.6%

Revenues for the non Food Retail and wholesale segment for the first half of 2009 increased by 6.8% to NIS 270.3 million (U.S. $69.0 million), compared to NIS 252.9 million in the corresponding period of 2008. The increase was mainly due to increased sales in our stores operated by Naaman, Bee Group’s 66.85% subsidiary, which operates our houseware division.

Profit for the non Food Retail and wholesale segment in the first half of 2009 amounted to NIS 17.9 million (U.S $ 4.6 million) (6.6% of segment revenues) compared to the segment profit of NIS 20.4 million (8.1% of segment revenues) in the corresponding period in 2008. The decrease in the segment profit was due to an increase in the losses of Bee Group's Dr. Baby stores compared to the corresponding period, and was offset by increased sales in Bee Groups’ houseware division, as mentioned above.

Real Estate Segment

	Six months			Convenience
	Ended June 30			translation
	2009	2008	% Change	2009
	NIS in thousands			U.S. dollars
Segment Revenues	10,641	9,738	9.3%	2,715
Appreciation of Investment Property	1,740	17,970	-90.3%	444
Segment profit	7,571	22,335	-66.1%	1,932
Segment profit as a percentage of segment revenues	71.1%	229.4%	-158.2%	71.1%

Revenues for the real estate segment for the first half of 2009 increased by 9.3% to NIS 10.6 million (U.S. $2.7 million), compared to NIS 9.7 million in the corresponding period of 2008. The increase was mainly due to an increase in revenue from existing lease agreements (which are linked to the Israeli consumer price index ("CPI") and therefore were affected by the increase in the CPI), new rent agreements and improvements of renewed rent agreements.

Adjustment of Investment Property to fair value: In the first half of 2009, the Real Estate segment recorded gain from appreciation of investment property in the amount of NIS 1.7 million (U.S $ 0.4 million) compared to NIS 18.0 million in the corresponding period of the previous year.

Profit for the real estate segment in the first half of 2009 decreased by 66.1% to NIS 7.6 million (U.S $ 1.9 million) compared to the segment profit of NIS 22.3 million in the corresponding period. The decrease in the segment profit was due to the decrease in gain from appreciation, as described above.

Segment Information Analysis for the second quarter

Supermarkets Segment

	Three months			Convenience
	Ended June 30%			translation
	2009	2008	Change	2009
	NIS in thousands			U.S. dollars
Segment Revenues	1,731,387	1,800,539	-3.8%	441,793
Segment profit	57,099	79,481	-28.2%	14,570
Segment profit as a percentage of segment revenues	3.3%	4.4%	-1.1%	3.3%

	For the three months ended June 30		Convenience translation(a) for the three months ended June 30
	2009	2008	2009
	NIS	NIS	U.S.$
	(Unaudited)

Increase (decrease) in same store sales*	(6.1)%	8.2%	NA

Number of stores at end of period	200	190	NA
Stores opened during the period	2	2	NA
Stores closed during the period	1	-	NA

Total square meters at end of period	362,300	350,200	NA
Square meters added during the period, net	2,800	2,700	NA

Sales per square meter	4,624	5,141	1,180

Sales per employee (in thousands)	244	241	62
* Compared with the same period in the prior fiscal year.

Revenues for the Supermarkets segment for the second quarter of 2009 decreased by 3.8% to NIS 1,731.4 million (U.S $ 441.8 million), compared to NIS 1,800.5 million in the corresponding quarter of 2008.  The decrease was mainly due to a 6.1% decrease in Supermarket same store sales (SSS) compared to the corresponding quarter in 2008 resulting from the recession and increased competition mainly in our "Mega" format (stores that were not yet converted into one of the formats erosion of prices in HD formats and the timing of Passover which this year fell on April 8 compared to April 20 last year, which resulted in only a partial  an increase in sales in the second quarter this year compared to a full contribution to an increase in sales in the second quarter last year.  The decrease in sales was offset by the opening of ten new supermarkets during the twelve month period of approximately 12,100 square meters.

Profit for the Supermarkets segment in the second quarter of 2009 decreased by 30.1% to NIS 55.6 million (U.S $ 14.2 million) (3.2% of segment revenues) compared to the segment profit of NIS 79.5 million (4.4% of segment revenues) in the corresponding quarter. The decrease in the segment profit was due to a decrease in sales and a decrease in the selling and administrative expenses, which decreased at a lower rate lower than the decrease in sales. The decrease in the selling and administrative expenses was due to the effect of our implementation of efficiency measures during the quarter, which is mitigated by increased expenses associated with the opening of ten new supermarkets during the twelve month period, including the expenses associated with the accelerated opening of six supermarkets of the Eden Teva Market format and expenses due to the increase in the sales prices of private "Mega" brand.

Non Food Retail and Wholesale Segment
	Three months			Convenience
	Ended June 30			translation
	2009	2008	% Change	2009
	NIS in thousands			U.S. dollars
Segment Revenues	117,519	125,398	-6.3%	29,987
Segment profit	742	8,930	-91.7%	189
Segment profit as a percentage of segment revenues	0.6%	7.1%	-6.5%	0.6%

Revenues for the non Food Retail and wholesale segment for the second quarter of 2009 decreased by 6.3 % to NIS 117.5 million (U.S $ 30.0 million), compared to NIS 125.4 million in the corresponding quarter of 2008. The decrease was mainly due to the timing of Passover which this year fell on April 8 compared to April 20 last year, which resulted in only a partial contribution to an increase in sales in the second quarter this year compared to full contribution to an increase in sales in the second quarter last year, and due to a decrease in inter-segment sales to the Supermarkets segment in this quarter compared to the corresponding quarter.

Profit for the non Food Retail and wholesale segment in the second quarter of 2009 decreased by 91.7% to NIS 0.7 million (U.S $ 0.2 million) (0.6% of segment revenues) compared to the segment profit of NIS 8.9 million (7.1% of segment revenues) in the corresponding quarter in 2008. The decrease in the segment profit was due to a decrease in sales resulting from the timing of Passover as mentioned above and an increase in the losses of Bee Group's Dr. Baby stores.

Real Estate Segment
	Three months			Convenience
	Ended June 30			translation
	2009	2008	% Change	2009
	NIS in thousands			U.S. dollars
Segment Revenues	5,361	5,051	6.1%	1,368
Appreciation of Investment Property	1,740	5,225	-66.7%
Segment profit	5,166	8,081	-36.1%	1,318
Segment profit as a percentage of segment revenues	96.4%	160.0%	-63.6%	96.4%

Revenues for the real estate segment for the second quarter of 2009 increased by 6.1 % to NIS 5.4 million (U.S $ 1.4 million), compared to NIS 5.1 million in the corresponding quarter of 2008. The increase was mainly due to an increase in existing lease agreements (which are linked to the Israeli CPI and therefore were affected by the increase to the CPI), revenue from new lease agreements and improvements of renewed rent agreements.

Adjustment of Investment Property to fair value: During the second quarter of 2009, the Company recorded gain from appreciation of investment property of NIS 1.7 million (U.S $ 0.4 million) compared to NIS 5.2 million in the corresponding quarter of the previous year.

Profit for the real estate segment in the second quarter of 2009 decreased by 63.6% to NIS 5.2 million (U.S $ 1.3 million) (96.4% of segment revenues) compared to the segment profit of NIS 8.1 million (160.0% of segment revenues) in the corresponding quarter. The decrease in the segment profit was mainly due to the decrease in gain from appreciation, as described above.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS OF BLUE - SQUARE ISRAEL

The following discussion presents an analysis of our cash flows for the six months and three months ended June 30, 2009 compared to six months and three months ended June 30, 2008.

Cash Flows in the first half of 2009

Cash Flows from Operating Activities: Net cash flows derived from operating activities in the first half of 2009 amounted to NIS 167.9 million (U.S. $ 42.8 million) compared to NIS 278.2 million in the corresponding period last year. The decrease in cash flows from operating activities was due to a decrease in operating income and a lower increase in accounts payable.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first half of 2009 amounted to NIS 482.1 million (U.S. $123 million) compared to net cash flows of NIS 38.5 million used in investing activities in the corresponding period last year. Cash flows used in investing activities in the first half of 2009 included mainly an investment in a restricted deposit in the amount of NIS 390 million (U.S. $99.5 million), purchase of property and equipment, other assets and investment property in a total amount of NIS 111.9 million (U.S. $28.5 million) net of proceeds from sale of property and equipment and investment property in the amount of NIS 7.2 million (U.S. $1.8 million) and proceeds from realization of investment in a subsidiary in the amount of NIS 10.1 million (U.S. $2.6 million). Cash flows used in investing activities in the first half of 2008 included mainly purchase of property and equipment, other assets and investment property amounting to NIS 155.7 million net of proceeds from realization of short term deposits in the amount of NIS 100.4 million.

Cash Flows from Financing Activities: Net Cash flows provided by financing activities in the first half of 2009 amounted to NIS 361.7 million (U.S $ 92.3 million) compared to net cash used in financing activities of NIS 67.3 million in the corresponding period last year. Cash flows provided by financing activities in the first half of 2009 included mainly increase in short term credit of NIS 476.6 million (U.S $ 121.6 million), net of repayment of long term loans of NIS 66.4 million (U.S $ 16.9 million), payment of interest in the amount of NIS 45.9 million (U.S $ 11.7 million) and dividend paid to minority in subsidiaries in the amount of NIS 10.5 million (U.S $ 2.7 million). Net Cash flows used in financing activities in the first half of 2008 included mainly repayment of long term loans of NIS 46.0 million and payment of interest in the amount of NIS 39.6 million and dividend paid to minority in subsidiaries in the amount of NIS 11.1 million net of receipt of long term loans amounting to NIS 13.7 million and short term credit from banks amounting to NIS 16.6 million.

Cash Flows in the Second Quarter of 2009

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the second quarter of 2009 amounted to NIS 133.4 million (U.S. $ 34 million) compared to NIS 255.0 million in the corresponding quarter last year. The decrease in cash flows from operating activities derived mainly from decrease in operating income and faster repayment of accounts payable which was partially offset by decrease in receivables.

Cash Flows from Investing Activities: Net Cash flows provided by investing activities in the second quarter of 2009 amounted to NIS 45.6 million (U.S. $11.6 million) compared to net cash flows of NIS 60.2 million used in investing activities in the corresponding quarter last year. Cash flows provided by investing activities in the second quarter of 2009 included mainly proceeds from restricted deposit in the amount of NIS 80 million (U.S. $20.4 million) and proceeds from realization of investment in a subsidiary in the amount of NIS 10.1 million (U.S. $2.6 million), net of purchase of property and equipment, other assets and investment property in a total amount of NIS 52.2 million (U.S. $13.3 million). Cash flows used in investing activities in the second quarter of 2008 included mainly purchase of property and equipment, other assets and investment property amounting to NIS 52.2 and net investment in marketable securities in the amount of NIS 10.5 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the second quarter of 2009 amounted to NIS 101 million (U.S $ 25.8 million) compared to net cash used in financing activities of NIS 19.2 million in the corresponding quarter last year. Cash flows used in financing activities in the second quarter of 2009 included mainly decrease in short term credit of NIS 52.8 million (U.S $ 13.5 million), repayment of long term loans of NIS 35.9 million (U.S $ 9.2 million) dividend paid to minority in subsidiaries in the amount of NIS 6.2 million (U.S $ 1.6 million) and payment of interest in the amount of NIS 10.5 million (U.S $ 2.7 million) net of receipt of long term loans in the amount of NIS 2.5 million (U.S $ 0.6 million). Net Cash flows used in financing activities in the second quarter of 2008 included mainly repayment of long term loans of NIS 22.8 million, dividend paid to minority in subsidiaries in the amount of NIS 11.1 million and payment of interest in the amount of NIS 8.2 million net of receipt of long term loans amounting to NIS 5.0 million and short term credit from banks amounting to NIS 18.4 million.

Capital Resources and Requirements

Our capital resources consist of a variety of short and long-term financial instruments, including loans from financial institutions, commercial paper, debentures and convertible debentures. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, and dividend payments.

Total debt relates to our notes and debentures, loans from banks, and other financial indebtedness such as commercial paper. Total debt is comprised of short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the consolidated balance sheets.

Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity is comprised of cash and cash equivalents as well as current available-for-sale financial assets, as stated on the consolidated balance sheets.

Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt is useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.

			Convenience	For the nine
			translation for	months
	For the Six months		the six months	ended
	ended June 30,		ended June 30,	September 30,
	2009	2008	2009	2009
	NIS In thousands		U.S. dollars	NIS In thousands
Credit and loans from banks and others (current)	725,528	184,057	185,131	309,643
Current maturities of convertible debentures	29,064	72,450	7,416	75,811
Long-term from banks, net of current maturities	289,885	224,763	73,969	542,400
Convertible debentures, net of current maturities	128,070	144,916	32,679	141,004
Debentures, net of current maturities	1,001,537	796,888	255,559	953,256
Total debt	2,174,084	1,423,074	554,754	2,022,114
Cash and cash equivalents	137,241	228,754	35,019	445,085
Short-term bank deposit	207	1,231	53	864
Marketable securities	173,726	195,857	44,329	188,909
Total liquidity	311,174	425,842	79,401	634,858
Net debt	1,862,910	997,232	475,353	1,387,256

For further information on changes in net debt please refer to “Cash flow — First six months of 2009 compared to first six months of 2008 — Financing activities” above.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months.

Subsequent events

•	We are launching additional enrollment options to "YOU" club, which, as of November 2009, has enrolled 350,000 new club members, totaling in 500,000 members
•
We began implementing the synergy process in our Non-Food segment under the “Bee Group” by way of centralizing the financial activity, import, information systems and more under the headquarters of “Bee Group” and providing these services to its subsidiaries.

•
We completed, in September 2009, the reorganization plan of our real estate activity and its centralization under the BSRE, under which the real estate properties of the subsidiary “Mega Retail”, were transferred to BSRE.

Along with the approval of the property transfer transaction the following were approved as well:
1.     Lease agreement to lease the transferred properties that are not leased to third parties to “Mega Retail” for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,
2.     An agreement to extend the term of the existing lease agreements between “Mega Retail” and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).
The completion of the transaction was performed as a split pursuant to Section 105 to the Income Tax Ordinance which confers upon “Mega Retail” an exemption from the payment of land appreciation tax at this stage and its deferment under the split agreement with BSRE until the realization of the properties (as far as realized) or by the depreciation rate of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%.
We and our subsidiaries, “Mega Retail” and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.
BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction.  Transaction costs including purchase tax were recorded as expense in the statement of operations.
•	On October 1, 2009, Standard & Poors Maalot ratified the rating of ilA+ for the debentures Series A and B of the company and updated the rating forecast from stable to negative.
•
On October 18, 2009, BSRE issued the public Series C debentures in the total amount of NIS 300 million; the debentures were issued through a tender in accordance a shelf offering report of BSRE, which was published in accordance with a shelf prospectus of the company of May 20, 2009.

•
We announced, in November 2009, the commencement of the second stage in the development of the "Eden Teva Market" chain, planning to open "Eden" branches in the company stores under the concept of a "store within a store”.

•
We declared, in January 2010, a dividend in the amount of NIS 75 million (NIS 1.7156 per share). The dividend will be payable on or about February 25, 2010 to shareholders of record as of close of businesses on February 11, 2010. Convertible debentures - following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 13,268,880 as of September 30, 2009) will be adjusted on February 12, 2010, due to the dividend described above. Following the adjustment, each NIS 18.379 par value of the convertible debentures will be convertible into one ordinary share of the Company.

Option plan – following the dividend distribution, the option’s exercise price per share for employees and managers will be adjusted on February 12, 2010. Following the adjustments, the exercise price per share will be NIS 33.56 for the employees and NIS 36.47 for the managers.
The dividend per share, the conversion ratio adjustment of convertible debentures and the adjustment of options exercise price are subject to number of outstanding shares as of  close of  business on February 11, 2010.

•
We decided, in January 2010, that in view of the changes and development of the Company since 2003, including Reorganization of the Real Estate properties in a separate company (that operates under debt to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of the BEE Group (non food retailer), and the reorganization of food retail activities in its subsidiary Mega Retail Ltd, that the net debt (total debt less cash and cash equivalent and other liquid financial assets) to EBITDA ratio is to be calculated by deducting the debt related by the company to real estate that is not in use by the Company (being equal to 75% of the investment property as recorded on the balance sheet). On September 30th, 2009, the net debt to EBITDA was less than 2. The board of directors further resolved that the net debt to EBITDA ratio for dividend distribution will not exceed 4.5 instead of 3.0 that was decided in 2003 and was appropriate for the company’s former structure. As of September 30, 2009 the Company met the new  ratio.

.###
NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2009: U.S. $1.00 equals NIS 3.919. The translation was made solely for the convenience of the reader.

NOTE B: Reconciliation to EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization):

Use of financial measures that are not in accordance with Generally Accepted Accounting Principles.

					Convenience
					translation for
	For the Six months		For the Three months		the three months
	ended June 30,		ended June 30,		ended June 30,
	2009	2008	2009	2008	2009
	NIS In thousands		NIS In thousands		U.S. dollars
Income for the period	49,860	102,270	17,512	37,233	4,468
Taxes on income (tax benefit)	24,780	26,474	6,879	10,650	1,755
Finance income	(37,995)	(45,231)	(27,016)	(16,004)	(6,894)
Finance expenses	85,222	93,658	62,246	56,187	15,883
Other losses (gains)	638	1,809	2,800	555	714
Changes in fair value of investment property	(1,740)	(17,970)	(1,740)	(5,225)	(444)
Depreciation and amortization	79,766	71,440	39,992	36,848	10,205
Benefit component in grant of employee options	5,619	2,666	2,933	2,397	748
EBITDA	206,150	235,116	103,606	122,641	26,435

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gain (losses) net, changes in fair value of investment property taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. Reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

This Management’s Discussion and Analysis contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Management’s Discussion and Analysis.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this Management’s Discussion and Analysis.

###